                                                                    Exhibit 12.1

                           USFREIGHTWAYS CORPORATION
                     RATIO OF EARNINGS TO FIXED CHARGES(1)
                             (Dollars in Thousands)



                                                      Years Ended December 31,                               Nine Months Ended
                                  ---------------------------------------------------------             ------------------------
                                                                                                        Oct. 3,         Oct. 2,
                                    1994          1995         1996        1997        1998              1998            1999
                                  -------       -------      -------     --------    -------            -------         -------
Earnings before taxes/(2)/         59,238        58,488       58,979       97,495    121,494             87,311         123,945

Plus interest expense               9,081         8,884       12,144        8,461      8,784              6,243          10,001
Less capitalized interest               0             0            0            0          0                  0               0
Less undistributed income               0             0            0            0          0                  0               0
                                  -------       -------      -------     --------    -------            -------         -------

Adjusted earnings income
  before taxes                     68,319        67,372       71,123      105,956    130,278             93,554         133,946


Fixed charges:

Interest expense                    9,081           8,884     12,144        8,461      8,784              6,243          10,001
Capitalized interest expense            0               0          0            0          0                  0               0
Rental expense                      6,900           6,601      6,799        7,288      7,532              5,588           7,236

Total fixed charges                15,981          15,485     18,943       15,749     16,316             11,831          17,237
                                  -------       ---------    -------     --------    -------            -------         -------
Ratio of earnings to
  fixed charges                       4.3             4.4        3.8          6.7        8.0                7.9             7.8
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(1)  For the purpose of calculating the ratio, earnings have been calculated by adding fixed charges to income before income taxes, and by deducting therefrom interest capitalized during the period and USFreightways Corporation's share of the undistributed income in less-than-fifty-percent-owned affiliates; and fixed charges comprise total interest, including capitalized interest, and the portion of rental expense representative of the interest factor.

(2)  Before a one-time restructuring of $4,050 in 1996.

(3) Rental expense is one-third of total expense or the proportion deemed representative of the interest factor.